

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

Michael McCarthy
Chief Legal Officer
QuantumScape Corporation
1730 Technology Drive
San Jose, California 95110

      Re: QuantumScape Corp
          Post-Effective Amendment No. 2 to Form S-1
          Filed May 10, 2021
          File No. 333-251433

Dear Mr. McCarthy:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Form S-1

General

1. We note that the Form S-1 declared effective on December 31, 2020 registered the offer and sale of 306,053,642 shares of Class A Common Stock and that you seek to now register the offer and sale of an additional 15,221,334 Class A common shares via post-effective amendment. Please explain why you believe you are able to do so in light of the general prohibition against adding securities by means of a post-effective amendment contained in Securities Act Rule 413(a). Refer also to Securities Act Rules Compliance and Disclosure Interpretation 210.01.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

Michael McCarthy
QuantumScape Corporation
May 14, 2021
Page 2

action by the staff.

       Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397
with any questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Manufacturing